SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


    (Mark One)

                [  X  ]  ANNUAL  REPORT  PURSUANT  TO  SECTION  15(d)  OF  THE
                         SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                      For the 3 months ended December 31, 1993

                                        OR

                [   ] TRANSITION  REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES  EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      For the transition period from _____ to _____

    Commission file number 1-8251

                A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Telephone and Data Systems, Inc.
                            Tax-Deferred Savings Plan
                             30 North LaSalle Street
                                    40th Floor
                             Chicago, Illinois  60602


                B. Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

                         Telephone and Data Systems, Inc.
                             30 North LaSalle Street
                                    40th Floor
                             Chicago, Illinois  60602


                        United States Cellular Corporation
                               8410 West Bryn Mawr
                                    Suite 700
                             Chicago, Illinois  60631

                               Required Information


                (a)  Financial Statements

                     1.  Audited   Statements  of  Net  Assets  Available  for
                         Benefits as  of December  31, 1993 and  September 30,
                         1993.

                     2. Audited Statements of Changes in Net Assets Available for Benefits for the three months ended December 31, 1993 and for the years ended September 30, 1993 and September 30, 1992.

                     3.  Notes to Financial Statements.

                     4.  Schedule I - Schedule of Reportable Transactions

                     5.  Schedule II - Assets Held for Investment Purposes


                (b)  Exhibits

                     No.                 Description
                     ___                 ___________

                      1.  Consent of Independent Public Accountants

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                                    Signatures



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

                                          TELEPHONE AND DATA SYSTEMS, INC.
                                          TAX-DEFERRED SAVINGS PLAN



                                          By    /s/ LeRoy T. Carlson, Jr.
                                            __________________________________
                                            LeRoy T. Carlson, Jr., Trustee

                                                /s/ C. Theodore Herbert
                                            __________________________________
                                            C. Theodore Herbert, Trustee

                                                /s/ Ronald D. Webster
                                            __________________________________
                                            Ronald D. Webster, Trustee

                                                /s/ Michael G. Hron
                                            __________________________________
                                            Michael G. Hron, Trustee




    Dated:  March 24, 1994

                           Independent Auditor's Report




    To the Trustees of
                         TELEPHONE AND DATA SYSTEMS, INC.
                         TAX-DEFERRED SAVINGS PLAN
                         Chicago, Illinois



         We have audited the accompanying statements of net assets available for benefits of the TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN as of December 31, 1993 and September 30, 1993, and the related statements of changes in net assets available for benefits for the three month period ended December 31, 1993 and the years ended September 30,
    1993 and September 30, 1992. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN as of December 31, 1993 and September 30, 1993, and the changes in net assets available for benefits for the three month period ended December 31, 1993, and the years ended September 30, 1993 and September 30, 1992 in conformity with generally accepted accounting principles.


                                                            McGladrey & Pullen


    Madison, Wisconsin
    February 4, 1994
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

                                   TELEPHONE AND DATA SYSTEMS, INC.
                                       TAX-DEFERRED SAVINGS PLAN

                            STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                           December 31, 1993

                                                 Participant Directed
                                   ------------------------------------------------
                                      TDS          USCC         ANB         Lasalle
                                    Common        Common       S & P        Income
                                     Stock        Stock      500 Index       Plus         Loans
                                 -----------   -----------  -----------  -----------  -----------
    ASSETS
    Investments, at fair value:
     Common stock                $ 8,888,981   $ 3,055,745  $         0  $         0  $         0
     Mutual funds                          0             0    2,291,880    2,187,403            0
                                 -----------   -----------  -----------  -----------  -----------
                                 $ 8,888,981   $ 3,055,745  $ 2,291,880  $ 2,187,403  $         0
                                 -----------   -----------  -----------  -----------  -----------
    Receivables:

     Plan loans                  $         0   $         0  $         0  $         0  $   363,999
     Employers' contributions              0             0            0            0            0
     Participants'contributions        8,435         1,773        4,402          792            0
     Accrued interest and
       dividends                         445           171          170       10,622            0
     Other receivables                    55             8           28            0            0
                                 -----------   -----------  -----------  -----------  -----------
                                 $     8,935   $     1,952  $     4,600  $    11,414  $   363,999
                                 -----------   -----------  -----------  -----------  -----------
    Cash                         $   136,777   $    87,832  $    59,622  $    47,738  $         0
                                 -----------   -----------  -----------  -----------  -----------
     Total assets                $ 9,034,693   $ 3,145,529  $ 2,356,102  $ 2,246,555  $   363,999
                                 -----------   -----------  -----------  -----------  -----------

    LIABILITIES
    Accounts Payable             $       496   $         7  $     1,708  $         0  $         0
                                 -----------   -----------  -----------  -----------  -----------
     Total liabilities           $       496   $         7  $     1,708  $         0  $         0
                                 -----------   -----------  -----------  -----------  -----------
    NET ASSETS AVAILABLE FOR
    BENEFITS                     $ 9,034,197   $ 3,145,522  $ 2,354,394  $ 2,246,555  $   363,999
                                 ===========   ===========  ===========  ===========  ===========
                                                 Company Match
                                       --------------------------------
                                          TDS Common      USCC Common
                                            Stock            Stock            Total
                                       ---------------  ---------------  ---------------
    ASSETS
    Investments, at fair value:
      Common stock                     $    1,109,585   $      113,155   $    13,167,466
      Mutual funds                                  0                0         4,479,283
                                       ---------------  ---------------  ---------------
                                       $    1,109,585   $      113,155   $    17,646,749
                                       ---------------  ---------------  ---------------
    Receivables:
      Plan loans                       $            0   $            0   $       363,999
      Employers' contributions                 51,242           30,198            81,440
      Participants' contributions                   0                0            15,402
      Accrued interest and dividends                0                0            11,408
      Other receivables                             0                0                91
                                       ---------------  ---------------  ---------------
                                       $       51,242   $       30,198   $       472,340
                                       ---------------  ---------------  ---------------
    Cash                               $         (711)  $         (716)  $       330,542
                                       ---------------  ---------------  ---------------
      Total assets                     $    1,160,116   $      142,637   $    18,449,631
                                       ---------------  ---------------  ---------------
    LIABILITIES

    Accounts payable                   $            0   $            0   $         2,211
                                       ---------------  ---------------  ---------------
      Total liabilities                $            0   $            0   $         2,211
                                       --------------   --------------   ---------------
    NET ASSETS AVAILABLE FOR BENEFITS  $    1,160,116   $      142,637   $    18,447,420
                                       ===============  ===============  ===============

    The accompanying notes are an integral part of these financial statements.

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

                                   TELEPHONE AND DATA SYSTEMS, INC.
                                       TAX-DEFERRED SAVINGS PLAN

                            STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                          September 30, 1993

                                                   Participant Directed
                                     ------------------------------------------------
                                         TDS         USCC        ANB        Lasalle
                                       Common       Common      S & P       Income
                                        Stock       Stock     500 Index      Plus         Loans
                                     ----------- ----------- -----------  ----------- -----------
    ASSETS
    Investments, at fair value:
      Common stock                   $8,597,010  $2,706,948  $         0  $        0  $         0
      Mutual funds                            0           0    2,137,121   2,119,405            0
                                     ----------- ----------- -----------  ----------- -----------
                                     $8,597,010  $2,706,948  $ 2,137,121  $2,119,405  $         0
                                     ----------- ----------- -----------  ----------- -----------
    Receivables:
      Plan loans                     $        0  $        0  $         0  $        0  $   359,341
      Employers' contributions                0           0            0           0            0
      Participants' contributions           356          64          160          96            0
      Accrued interest and
        dividends                           320         131          146      10,382            0
      Other receivables                  11,658       4,716          289         (15)           0
                                     ----------- ----------- -----------  ----------- -----------
                                     $   12,334  $    4,911  $       595  $   10,463  $   359,341
                                     ----------- ----------- -----------  ----------- -----------
    Cash                             $  162,888  $  130,921  $    72,027  $  188,579  $         0
                                     ----------- ----------- -----------  ----------- -----------
      Total assets                   $8,772,232  $2,842,780  $ 2,209,743  $2,318,447  $   359,341
                                     ----------- ----------- -----------  ----------- -----------

    LIABILITIES
    Accounts Payable                 $    3,038  $      907  $     1,967  $      532  $         0
                                     ----------- ----------- -----------  ----------- -----------
      Total liabilities              $    3,038  $      907  $     1,967  $      532  $         0
                                     ----------- ----------- -----------  ----------- -----------
    NET ASSETS AVAILABLE FOR
    BENEFITS                         $8,769,194  $2,841,873  $ 2,207,776  $2,317,915  $   359,341
                                     =========== =========== ===========  =========== ===========
                                                 Company Match
                                       --------------------------------
                                          TDS Common      USCC Common
                                            Stock            Stock            Total
                                       ---------------  ---------------  ---------------
    ASSETS
    Investments, at fair value:
      Common stock                     $      980,807   $       31,821   $    12,316,586
      Mutual funds                                  0                0         4,256,526
                                       ---------------  ---------------  ---------------
                                       $      980,807   $       31,821   $    16,573,112
                                       ---------------  ---------------  ---------------
    Receivables:
      Plan loans                       $            0   $            0   $       359,341
      Employers' contributions                159,179           82,117           241,296
      Participants' contributions                   0                0               676
      Accrued interest and dividends                0                0            10,979
      Other receivables                             0                0            16,648
                                       ---------------  ---------------  ---------------
                                       $      159,179   $       82,117   $       628,940
                                       ---------------  ---------------  ---------------
    Cash                               $        3,160   $          877   $       558,452
                                       ---------------  ---------------  ---------------
      Total assets                     $    1,143,146   $      114,815   $    17,760,504
                                       ---------------  ---------------  ---------------
    LIABILITIES

    Accounts payable                   $            0   $            0   $         6,444
                                       ---------------  ---------------  ---------------
      Total liabilities                $            0   $            0   $         6,444
                                       --------------   --------------   ---------------
    NET ASSETS AVAILABLE FOR BENEFITS  $    1,143,146   $      114,815   $    17,754,060
                                       ===============  ===============  ===============

    The accompanying notes are an integral part of these financial statements.

                                   TELEPHONE AND DATA SYSTEMS, INC.
                                       TAX-DEFERRED SAVINGS PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 Three Months Ended December 31, 1993

                                                  Participant Directed
                                    -----------------------------------------------
                                       TDS         USCC          ANB        LaSalle
                                      Common      Common        S & P       Income
                                      Stock        Stock      500 Index      Plus       Loans
                                   -----------  -----------  ----------  ----------   ---------
      Investment Income:
       Net appreciation
        (depreciation) in fair
        value of investments       $ (90,581)   $   39,077   $   36,268  $         0  $       0

       Interest                         1,558          671          641          500      6,220
       Dividends                       14,495            0       14,592       30,622          0
       Stock Rights                         0       44,613            0            0          0
                                   -----------  -----------  ----------  ----------   ---------
                                   $  (74,528)  $   84,361   $   51,501  $    31,122  $   6,220
       Less investment expenses           (66)         (27)      (1,701)      (1,947)         0
                                   -----------  -----------  ----------  ----------   ---------
                                   $  (74,594)  $   84,334   $   49,800  $    29,175  $   6,220
                                   -----------  -----------  ----------  ----------   ---------
      Contributions:
       Employer                    $        0   $        0   $        0  $         0  $       0
       Participants                   409,213      176,257      169,165      131,302          0
       Participant fund transfers      15,653        1,475       32,738        7,919          0
       Transfers between
         investments                   79,283       90,969      (77,670)    (100,473)     7,891
                                   -----------  -----------  ----------  ----------   ---------
                                   $  504,149   $  268,701   $  124,233  $    38,748  $   7,891
                                   -----------  -----------  ----------  ----------   ---------
       Total additions             $  429,555   $  353,035   $  174,033  $    67,923  $  14,111
                                   -----------  -----------  ----------  ----------   ---------

      Benefits paid                $  164,552   $   49,386   $   27,415  $   139,283  $   9,453
                                   -----------  -----------  ----------  ----------   ---------
        Net increase (decrease)    $  265,003   $  303,649   $  146,618  $   (71,360) $   4,658
    Net assets available for
    benefits:

      Beginning of year             8,769,194    2,841,873    2,207,776    2,317,915    359,341
                                   -----------  -----------  ----------  ----------   ---------
      End of year                  $9,034,197   $3,145,522   $2,354,394  $ 2,246,555  $ 363,999
                                   ===========  ===========  =========== ===========  =========
                                        Company Match   Company Match
                                          TDS Common     USCC Common
                                            Stock           Stock           Total
                                       ---------------  --------------  --------------
      Investment Income:
        Net appreciation
         (depreciation) in fair value
         of investments                $      (18,370)  $       (826)   $    (34,432)

        Interest                                    0               0           9,590
        Dividends                               1,810               0          61,519
        Stock Rights                                0             498          45,111
                                       ---------------  --------------  --------------
                                       $      (16,560)  $        (328)  $      81,788
        Less investment expenses                    0               0          (3,741)
                                       ---------------  --------------  --------------
                                       $      (16,560)  $        (328)  $      78,047
                                       ---------------  --------------  --------------
      Contributions:
        Employer                       $       51,242   $      29,997   $      81,239
        Participants                                0               0         885,937
        Participant fund transfers                  0               0          57,785
        Transfers between investments               0               0               0
                                       ---------------  --------------  --------------
                                       $       51,242   $      29,997   $   1,024,961
                                       ---------------  --------------  --------------
        Total additions                $       34,682   $      29,669   $   1,103,008
                                       ---------------  --------------  --------------

      Benefits paid                    $       17,712   $       1,847   $     409,648
                                       ---------------  --------------  --------------
        Net increase (decrease)        $       16,970   $      27,822   $     693,360
    Net assets available for
    benefits:
      Beginning of year                     1,143,146         114,815      17,754,060
                                       ---------------  --------------  --------------
      End of year                      $    1,160,116   $     142,637   $  18,447,420
                                       ===============  ==============  ==============

    The accompanying notes are an integral part of these financial statements.

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

                                   TELEPHONE AND DATA SYSTEMS, INC.
                                       TAX-DEFERRED SAVINGS PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                     Year Ended September 30, 1993

                                                   Participant Directed
                                     -----------------------------------------------
                                        TDS         USCC          ANB        LaSalle
                                       Common      Common        S & P       Income
                                       Stock        Stock      500 Index      Plus       Loans
                                    -----------  -----------  ----------  ----------   ---------
      Investment Income:
        Net appreciation in fair
          value of investments      $2,820,977   $1,139,380   $ 150,646   $         0  $       0

        Interest                         3,489        1,311        1,432        1,312     22,282
        Dividends                       51,638            0       49,113      120,252          0
                                    -----------  -----------  ----------  ----------   ---------
                                    $2,876,104   $1,140,691   $  201,191  $   121,564  $  22,282
        Less investment expenses          (276)        (109)      (5,879)      (7,173)         0
                                    -----------  -----------  ----------  ----------   ---------
                                    $2,875,828   $1,140,582   $  195,312  $   114,391  $  22,282
                                    -----------  -----------  ----------  ----------   ---------
      Contributions:
        Employer                    $      264   $        0   $        0  $         0  $       0
        Participants                 1,340,749      519,159      568,896      522,925          0
        Participant fund transfers      26,656      101,142       43,683       17,016          0
        Transfers between
          investments                 (291,667)     (70,493)     148,430      122,644     92,641
                                    -----------  -----------  ----------  ----------   ---------
                                    $1,076,002   $  549,808   $  761,009  $   662,585  $  92,641
                                    -----------  -----------  ----------  ----------   ---------
        Total additions             $3,951,830   $1,690,390   $  956,321  $   776,976  $ 114,923
                                    -----------  -----------  ----------  ----------   ---------

      Benefits paid                 $  268,069   $   61,380   $   89,679  $   105,387  $   5,244
                                    -----------  -----------  ----------  ----------   ---------
        Net increase                $3,683,761   $1,629,010   $  866,642  $   671,589  $ 109,679
    Net assets available for
    benefits:
      Beginning of year              5,085,433    1,212,863    1,341,134    1,646,326    249,662
                                    -----------  -----------  ----------  ----------   ---------
      End of year                   $8,769,194   $2,841,873   $2,207,776  $ 2,317,915  $ 359,341
                                    ===========  ===========  =========== ===========  =========
                                                Company Match
                                       -------------------------------
                                          TDS Common     USCC Common
                                            Stock           Stock           Total
                                       ---------------  --------------  --------------
      Investment Income:
        Net appreciation in fair
          value of investments         $      335,565   $      15,474   $   4,462,042

        Interest                                    9               0          29,835
        Dividends                               6,317               0         227,320
                                       ---------------  --------------  --------------
                                       $      341,891   $      15,474   $   4,719,197
        Less investment expenses                    0               0         (13,437)
                                       ---------------  --------------  --------------
                                       $      341,891   $      15,474   $   4,705,760
                                       ---------------  --------------  --------------
      Contributions:

        Employer                       $      159,065   $      82,106   $     241,435
        Participants                                0               0       2,951,729
        Participant fund transfers                  0               0         188,497
        Transfers between investments          (1,555)              0               0
                                       ---------------  --------------  --------------
                                       $      157,510   $      82,106   $   3,381,661
                                       ---------------  --------------  --------------
        Total additions                $      499,401   $      97,580   $   8,087,421
                                       ---------------  --------------  --------------

      Benefits paid                    $       28,018   $       2,278   $     560,055
                                       ---------------  --------------  --------------
        Net increase                   $      471,383   $      95,302   $   7,527,366
    Net assets available for
    benefits:
      Beginning of year                       671,763          19,513      10,226,694
                                       ---------------  --------------  --------------
      End of year                      $    1,143,146   $     114,815   $  17,754,060
                                       ===============  ==============  ==============

    The accompanying notes are an integral part of these financial statements.

                                   TELEPHONE AND DATA SYSTEMS, INC.
                                       TAX-DEFERRED SAVINGS PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                     Year Ended September 30, 1992

                                                  Participant Directed
                                    --------------------------------------------------------------
                                                  Lincoln
                                       TDS       National       USCC          ANB
                                      Common       Life        Common        S & P      LaSalle
                                      Stock       Company       Stock      500 Index  Income Plus
                                   -----------  -----------  ----------  ----------   ---------
      Investment Income:
        Net appreciation
         (depreciation) in fair
         value of investments      $  185,755   $        0   $  (83,787) $    75,340  $         0

        Interest                        3,965          248        1,308        1,159        1,522
        Dividends                      41,171            0            0       34,208      103,960
                                   -----------  -----------  ----------  ----------   -----------
                                   $  230,891   $      248   $  (82,479) $   110,707  $   105,482
        Less investment expenses         (305)           0          (98)      (4,484)      (5,367)
                                   -----------  -----------  ----------  ----------   -----------
                                   $  230,586   $      248   $  (82,577) $   106,223  $    100,115
                                   -----------  -----------  ----------  ----------   -----------
      Contributions:
        Employer                   $        0   $        0   $        0  $         0  $         0
        Participants                1,048,632            0      355,418      313,535      406,801
        Participant fund
          transfers                    42,406            0       12,071       40,829      165,522
        Transfers between
          investments                 118,711       (9,696)      19,571          112     (229,836)
                                   -----------  -----------  ----------  ----------   -----------
                                   $1,209,749   $   (9,696)  $  387,060  $   354,476  $   342,487
        Total additions            -----------  -----------  ----------  ----------   -----------
          (deductions)             $1,440,335   $   (9,448)  $  304,483  $   460,699  $   442,602
                                   -----------  -----------  ----------  ----------   -----------

      Benefits paid                $  201,009   $        0   $   58,058  $    42,095  $   108,930
                                   -----------  -----------  ----------  ----------   -----------
        Net increase (decrease)    $1,239,326   $   (9,448)  $  246,425  $   418,604  $   333,672
    Net assets available for
    benefits:
      Beginning of year             3,846,107        9,448      966,438      922,530    1,312,654
                                   -----------  -----------  ----------  ----------   -----------
      End of year                  $5,085,433   $        0   $1,212,863  $ 1,341,134  $ 1,646,326
                                   ===========  ===========  =========== ===========  ===========
                                                            Company Match
                                                     -------------------------
                                                       TDS Common   USCC Common
                                           Loans         Stock         Stock         Total
                                       ------------  ------------   -----------  -----------
      Investment Income:
        Net appreciation in fair
          value of investments         $          0  $     11,798   $        0   $    189,106

        Interest                             14,904             0            0         23,106
        Dividends                                 0         4,938            0        184,277
                                       ------------  ------------   -----------  -------------
                                       $     14,904  $     16,736   $        0   $    396,489
        Less investment expenses                  0             0            0        (10,254)
                                       ------------  ------------   -----------  -------------
                                       $     14,904  $     16,736   $        0   $    386,235
                                       ------------  ------------   -----------  -------------
      Contributions:
        Employer                       $          0  $    125,415   $   19,513   $    144,928
        Participants                              0             0            0      2,124,386
        Participant fund transfers                0        65,813            0        326,641
        Transfers between investments       101,138             0            0              0
                                       ------------  ------------   -----------  -------------
                                       $    101,138  $    191,228   $   19,513   $  2,595,955
                                       ------------  ------------   -----------  -------------
        Total additions (deductions)   $    116,042  $    207,964   $   19,513   $  2,982,190
                                       ------------  ------------   -----------  -------------
      Benefits paid                    $      3,010  $     44,009   $        0   $    457,111
                                       ------------  ------------   -----------  -------------

        Net increase (decrease)        $    113,032  $    163,955   $   19,513   $  2,525,079
    Net assets available for
    benefits:
      Beginning of year                     136,630       507,808            0      7,701,615
                                       ------------  ------------   -----------  -------------
      End of year                      $    249,662  $    671,763   $   19,513   $ 10,226,694
                                       ============  ============   ===========  =============

    The accompanying notes are an integral part of these financial statements.

                         Telephone and Data Systems, Inc.
                            Tax-Deferred Savings Plan

                          Notes to Financial Statements

    1.    PLAN DESCRIPTION

          The following description of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          A.  General:

                The Telephone  and  Data  Systems, Inc.  Tax-Deferred  Savings
              Plan (the Plan), a contributory tax-exempt profit-sharing plan, qualifies under Section 401 and 501 of the Internal Revenue Code, and is subject to and files reports under the provisions of The Employee Retirement Income Security Act of 1974 (ERISA). The Plan (together with social security, any other tax qualified retirement plan or plans maintained by the Company and personal savings) provides for the livelihood of the employees of Telephone and Data Systems, Inc. and its participating subsidiaries upon their retirement or other separation from service.

                The  Plan is  administered by four trustees  appointed by TDS.
              The trustees are authorized to invest Plan assets as directed by the participants, except in the case of the company match which is invested in TDS Common Stock and USCC Common Stock. Up to now, all administrative, recordkeeping, and auditing fees have been borne by TDS.

          B.  Eligibility and Vesting:

                Employees  age  21   and  older  are  generally  eligible   to
              participate after completing one year of service. Participation is completely voluntary. An employee may become a participant in the Plan on the first calendar quarter after meeting the eligibility requirements upon signing the Election to Participate form.

                Employees'   personal   contributions   and   any   investment
              earnings/losses on the personal contributions are always 100% vested. Employer matching contributions are subject to a three-year graded vesting schedule. Participants vest one-third in all company matching contributions for each year of service they complete. A participant becomes 100% vested in employer contributions after three years of service, or upon retirement, death, or disability.

          C.  Participant Accounts:

                Each participant's account is  credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

          D.  Contributions:

                Participants  may  defer 1%  to 15%  (in whole  increments) of their salary on a per pay period basis.

                The   Plan   provides   for   an   annual   employer  matching
              contribution to each participant still employed on December 31 for contributions made during that year. Effective July 1, 1992, employees of United States Cellular Corporation receive a matching contribution at a rate of $.20 on the $1.00 for the first 6% of salary contributions. All other salary contributions are matched at a rate of $.10 on the $1.00 for the first 4%. Effective April 1, 1993, employees of American Paging, Inc. receive a matching contribution at a rate of $.20 on the $1.00 for the first 6% of salary contributions.

                Employees may  invest their  personal contributions  in a  TDS
              Common Stock Fund, USCC Common Stock Fund, ANB S&P 500 Index Fund or the LaSalle Income Plus Fund in 25% increments.

                Effective  July  1,  1992,  employer  contributions  of United
              States Cellular Corporation are made in USCC Common Stock. All other employer contributions are made in TDS Common Stock.

          E.  Payment of Benefits:

                If a participant retires  or terminates service for any reason the Plan Administrator shall provide for the distribution of a participant's account balance in one lump sum or periodic payments.

          F.  Plan Loans:

                The  Plan  loan   provision  allows  employees  with   account
              balances to borrow from their account and repay their account with interest through payroll deductions. Loans may be taken for purposes of: buying, constructing, or rehabilitating a primary residence; non-reimbursable medical expenses; education expenses; or expenses arising out of other emergency financial needs. Employees may borrow 100% of their salary reduction or rollover account balances up to $10,000 or 50% with a limit of $50,000. The minimum loan amount is $1,000 or the entire salary reduction and rollover account balance, if less. The repayment period on the loan can range from one to five years. The rate of interest is a reasonable rate of interest set by the Trustees at the beginning of each calendar quarter. A reasonable rate of interest is a rate that provides the Plan with a return commensurate with the interest rates charged by persons engaged in the business of lending money for loans made in similar circumstances.

          G.  Change in Plan Year End:

                Effective 10/1/93,  the Plan's  Fiscal year  was changed  from
              10/1 -  9/30 to  1/1 -  12/31.   The period  10/1/93 -  12/31/93
              constituted   a  Plan   year  for   purposes   of  vesting   and
              contribution.


    2.    VALUATION OF INVESTMENTS

              Market value of investments was determined as of December 31, 1993 and September 30, 1993 as follows: at the latest price from the funds themselves for the ANB S&P 500 Index Fund and the LaSalle Income Plus Fund. TDS Common Stock and USCC Common Stock are valued at the latest bid price from published sources.


    3.    PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested.

    4.    INVESTMENTS

          A. The Plan's investments are held by bank-administered trust funds and in Telephone and Data Systems, Inc. and United States Cellular Corporation common stock.

          B.  Description of Elective Investments:

                The TDS  Common Stock Fund  is made up  of TDS  Common Shares.
              There were approximately 1,370 participants in this fund.

                The USCC  Common Stock Fund is made  up of USCC Common Shares.
              There were approximately 826 participants in this fund.

                The ANB  S &  P 500  Index Fund  is a  pooled investment  fund invested in 499 of the stocks in the S&P 500 with each stock owned and maintained at a portfolio weighting that is virtually identical to its weighting in the composite. There were approximately 669 participants in this fund.

                The  LaSalle  Income Plus  Fund is  a  pooled  investment fund invested in short-term securities, consisting mainly of Guaranteed Investment Contracts. There were approximately 573 participants in this fund.

          C. On October 26, 1993, the Trustees exercised their right to sell USCC stock rights offered to the Trust. The sale generated income of $45,110.49, which was allocated to USCC Common Stock Fund and USCC Common Stock Match Fund participants.

          D.  Effective  January  1,  1994, the  Plan  offers  two  additional
              investment options.    The new  funds  are the  Fidelity  Equity
              Growth Fund and the Vanguard GNMA Fund.


    5.    INCOME TAX STATUS

                The Plan  and Trust  was,  and  is, intended  to  continuously qualify under Section 401 and 501 of the Code, respectively, and that contributions to the Trust be deductible under Section 404 of the Code. The Internal Revenue Service has most recently issued a favorable determination letter on June 2, 1987 which exempts the Plan from Federal income taxes.

                                       Fair Value of Investments

                                           December 31, 1993          September 30, 1993
                                         ---------------------     ----------------------
                                        Number of       Fair        Number of     Fair
                                          Shares        Value        Shares       Value
                                       -----------   ----------    ----------  ----------
    Investments at Fair Value
        as Determined by Quoted
        Market Price

        Common Stocks
          Telephone and Data
             Systems, Inc

                   Investment              170,532   $ 8,888,981     162,977  $  8,597,010
                   Match                    21,287     1,109,585      18,593       980,807

          United States Cellular Corp.

                   Investment               87,307     3,055,745      78,179     2,706,948
                   Match                     3,233       113,155         919        31,821
                                                     -----------              ------------
                                                     $13,167,466              $ 12,316,586
                                                     -----------              ------------

    Investments at Fund Quoted Value

        Mutual Funds
          American National Bank
             S&P 500 Index                  16,294   $ 2,291,880      15,553  $  2,137,121
          LaSalle Income Plus Fund       2,187,403     2,187,403   2,119,405     2,119,405
                                                     -----------              ------------
                                                     $ 4,479,283              $  4,256,526
                                                     -----------              ------------

              Total investments at fair value        $17,646,749              $ 16,573,112
                                                     ===========              ============

                The Plan's investments (including investments sold and held during the year) depreciated in value by $34,432 during the 3 months ended December 31, 1993, appreciated in value by $4,462,042 during the year ended September 30, 1993, and appreciated in value by $189,106 during the year ended September 30, 1992 as follows:

                                       Net Change in Fair Value

                                           3 Months Ended       Year Ended          Year Ended
                                              12/31/93           09/30/93            09/30/92
                                           --------------     --------------      ---------------
    Investments at Fair Value as
    Determined by Quoted Market Price
              Common Stocks                      (70,700)         4,311,396             113,766

    Investments at Fund Quoted Value
              Mutual Funds                        36,268            150,646              75,340

    Net change in fair value                     (34,432)         4,462,042             189,106

                           Independent Auditor's Report


    To the Trustees of

               TELEPHONE AND DATA SYSTEMS, INC.
               TAX-DEFERRED SAVINGS PLAN
               Chicago, Illinois


    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Reportable Transactions and Assets Held for Investment Purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                            McGladrey & Pullen


    Madison, Wisconsin
    February 4, 1994

                                   Telephone and Data Systems, Inc.
                                       Tax-Deferred Savings Plan

                                              Schedule I

                                 Three Months Ended December 31, 1993




    Schedule of Reportable Transactions
                             Total                   Total                              Gain
       Description of      Number of   Amount of     Number     Amount of   Cost of     (Loss)
        the Security       Purchases   Purchases    of Sales      Sales      Sales     On Sales
       --------------      ---------   ---------   ----------   ----------  -------    --------

       LaSalle Income Plus      4        76,681         2          8,682      8,682        -

       TDS Common Stock -
         Investment             3       409,717         1         27,166     14,382   12,784

       TDS Common Stock -
         Match                  2       156,485         2          9,337      5,007    4,330

       USCC Common Stock        3       320,316         1         10,595      7,825    2,770

       USCC Common Stock-Match  2        82,347         1            187        185        2

       ANB S&P 500 Index        4       144,052         2         25,560     21,950    3,610

                                   Telephone and Data Systems, Inc.
                                       Tax-Deferred Savings Plan

                                              Schedule II




    Assets Held for Investment Purposes
                                                December 31, 1993        September 30, 1993
                                                -----------------        ------------------

                                                Number     Value          Number     Value
    Common Stocks                                 of        Per             of        Per
    -------------                               Units       Unit          Units      Unit
                                               -------     ------        -------    -------
         Telephone and Data Systems, Inc.
           Common Shares, $1 par value
                   -  Investment              170,532    $  52.125      162,977      $52.75
                   -  Match                    21,287       52.125       18,593       52.75

         United States Cellular Corporation
           Common Shares, $1 par value
                   -  Investment               87,307       35.00        78,179       34.625
                   -  Match                     3,233       35.00           919       34.625

    Mutual Funds
    ------------
         ANB S&P 500 Index Fund                16,294      140.66        15,553      137.40

         LaSalle National Bank
                 Income Plus Fund           2,187,403        1.00     2,119,405        1.00